Exhibit 99.1

Mobilicom Secures New Design Wins with Two U.S. Tier-1 Drone Manufacturers for Cybersecure Datalink Integration in ISR Platforms

Supports Mobilicom’s 2026 Strategic Objective to Expand Tier-1 Defense Drone Platform Opportunities and Highlights Growing Adoption of its Program-of-Record Validated Cybersecure Solutions

Palo Alto, California, May 20, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust communications solutions for drones and robotics, today announced it has secured new design wins with two leading U.S. Tier-1 defense drone manufacturers for small-sized Intelligence, Surveillance and Reconnaissance (“ISR”) drone platforms incorporating Mobilicom’s cybersecure SkyHopper datalink solutions and ICE electronic warfare resistance & cybersecurity suite.

The new Tier-1 design wins expand Mobilicom’s reach within the U.S. defense drone platforms and signal increasing demand for the Company’s Program-of-Record proven solutions, building upon the Company’s foundation established through its Blue UAS Framework selection, FCC Trusted Drone designation, NDAA- vetted compliance, and trusted cybersecure communications technologies.

“These new design wins represent another important milestone in growing Mobilicom’s engagement with prominent U.S. drone manufacturers and expanding our presence across next-generation defense drone programs,” said Oren Elkayam, Founder and CEO of Mobilicom. “Working closely with these customers through joint design and integration processes, we developed tailored SkyHopper datalink configurations designed to optimize their platform requirements and operational needs. These engagements support our 2026 objective of expanding Tier-1 platform opportunities while further demonstrating demand for trusted, cybersecure communications solutions supporting advanced ISR and autonomous operations.”

Mobilicom’s cybersecure SkyHopper product family, including its MultiBand and Tactical solutions, together with its ICE EW resistance & cybersecurity software, are designed to deliver secure, high-performance communications capabilities for drones and autonomous systems operating in mission-critical environments. The Company’s IP-based solutions support evolving defense and security mission requirements, including secure ISR operations, autonomous platform control, and resilient communications in electronically challenged environments.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the increasing demand for the Company’s Program-of-Record proven solutions. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com